September 10, 2026

NASDAQ: MAKO; TSX-V: MKO

Mako Mining Secures Mineral Agreement with the Government of Guyana for the Eagle Mountain Gold Project

Mako Mining Corp. (NASDAQ: MAKO; TSX-V: MKO) ("Mako" or the "Company") is pleased to announce the signing of a mineral agreement (the "Agreement") with the Cooperative Republic of Guyana and the Guyana Geology and Mines Commission ("GGMC"). The Agreement provides the Company and its 100%-owned subsidiary, Stronghold Guyana Inc., with a stability framework covering legal, fiscal and operating conditions for the Eagle Mountain Gold Project in Guyana (the "Project").

The Agreement is structured as a mineral agreement under Guyana's Mining Act and provides legal stability for mining licences, prospecting licences, authorizations as well as fiscal terms for 10 years, subject to specific environmental provisions. Following the initial 10-year term, the parties may negotiate modifications in good faith or renew on the same terms and conditions. Terms related to royalties, taxes, protections, government undertakings and Company commitments in respect of training and the prioritization of qualified Guyanese workers, goods, services and contractors are consistent with current standard terms as established in prior mineral agreements in Guyana.

The Agreement also outlines the Company's commitments regarding environmental initiatives, community development and social programs. Annual funding will begin no later than twenty-four (24) months from the date of the grant of the mining licence or twelve (12) months from the start of production, whichever comes first. In addition, the Company will make an annual contribution to the Ministry of Natural Resources' Training Centre with funding dedicated to training, capacity building, and institutional development.

Steve Parsons, President of Mako, commented: "The signing of the mineral agreement marks a significant milestone for Eagle Mountain and represents an important step in advancing and de-risking the Project by providing greater certainty around key legal and fiscal terms. Equally important, the commitments relating to employment, training, environmental stewardship, and community development are closely aligned with Mako's core values and the approach our teams employ with success across our portfolio of mines and projects. We appreciate the support of the Ministry of Natural Resources and the GGMC and look forward to continuing our collaborative approach as we advance the Eagle Mountain Project under this new mineral agreement."

Looking ahead, the Company remains focused on advancing the permitting and regulatory process required to obtain Environmental Authorization for the Project. The Environmental and Social Impact Assessment ("ESIA") was submitted to the Guyana Environmental Protection Agency in March 2026, and the public comment period was completed in June 2026. The Company anticipates filing the final ESIA, incorporating feedback received from stakeholders and regulatory authorities, during the fourth quarter of 2026 with a permitting decision by the Guyana Environmental Protection Agency thereafter.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Cautionary Statement Regarding Forward-Looking Information

Statements contained herein, other than historical fact, may be considered "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information contained in this press release includes but is not limited to, information with respect to the ability of the parties to the Agreement to negotiate modifications in good faith or renew the Agreement on the same terms and conditions following the initial 10-year term; the Company's commitments regarding environmental initiatives, community development and social programs, and contributions to the Ministry of Natural Resources' Training Centre with funding dedicated to training, capacity building, and institutional development, including the funding thereof; the expectation that the Agreement will aid to de-risk the Eagle Mountain Project by providing greater certainty around key legal and fiscal terms; the Company Company's continued focus on advancing the permitting and regulatory process required to obtain Environmental Authorization for the Eagle Mountain Project and the expected timing thereof. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable on the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the anticipated benefits of the Agreement for the Project not being met; the Company not being successful in securing all necessary permits for the Project on the timelines expected, or at all; the Company's ability to meet all terms and conditions of the Agreement; the Company's dependence on products produced from its key mining assets; fluctuations in the price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Nicaragua and South America, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labor and other consumables; risks associated with infectious diseases; uncertainty in the estimation of mineral resources; the Company's ability to replace and expand mineral resources at its mines; factors that may affect the Company's future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company's operations; reliance on the Company's existing infrastructure and supply chains at the Company's operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestitures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; fluctuating currency exchange rates (including the US Dollar, Nicaraguan cordoba and Guyanese dollar exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; timing and possible outcome of pending and outstanding litigation and any labor disputes; taxation risks; scrutiny from non-governmental organizations; labor and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company's dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company's disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to in the Company's annual information form and management's discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's mineral agreement with the GGMC and the Company's  plans and objectives in connection therewith, and may not be appropriate for other purposes.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.